UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

__________________

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Press Release dated July 7, 2016 titled “GeoPark anounces successful appraisal drilling in the Jacana Oil Field in Colombia”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES SUCCESSFUL APPRAISAL DRILLING

IN THE JACANA OIL FIELD IN COLOMBIA

Santiago, Chile – July 7, 2016 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina, and Peru1, today announced the successful drilling and testing of the Jacana 3 appraisal well in the Jacana oil field in the Llanos 34 Block (GeoPark operated with a 45% working interest) in Colombia.

GeoPark drilled and completed the Jacana 3 appraisal well to a total depth of 11,008 feet. Petrophysical logging analysis in the well demonstrated hydrocarbons throughout the Guadalupe formation without identifying an oil-water contact. A production test in the Guadalupe formation with an electric submersible pump over a period of 7 days resulted in a flow rate of approximately 1,650 barrels per day of oil of 15 degrees API, with approximately 1% water cut, through a choke of 43/64 inches and wellhead pressure of 50 pounds per square inch. Further production history is required to determine stabilized flow rates of the well. Surface facilities are in place and the well is already in production.

The Jacana oil field was discovered by GeoPark in September 2015 and is located southwest and on trend with the prolific Tigana oil field - also within the Llanos 34 Block. GeoPark has already started drilling the Jacana 4 well and will perform additional drilling to delineate the full extent of the field. (GeoPark plans to drill approximately 6 wells, including 1-2 exploration wells, in the Llanos 34 Block during 2016.)

James F. Park, CEO of GeoPark, commented: “Results speak for themselves. Since acquiring the non-productive Llanos 34 Block in 2012, the GeoPark team has discovered eight new oil fields and grown production from zero to 34,000 barrels of oil per day (gross). This big growth was the result of pioneering a new geological play-type, innovative cost-saving drilling and production operations, and rapid and efficient facility and infrastructure development – all operated within a compatible and shared community environment. And, the bottom-line works. Even at $40 oil prices, new Llanos 34 Block wells cost approximately $3-4 million per well, have IRRs greater than 100% and paybacks in less than 12 months.”

For further information please contact:
INVESTORS:

Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Santiago, Chile
T: +562 2242 9600

Dolores Santamarina – Investor Manager Buenos Aires, Argentina T: +5411 4312 9400	dsantamarina@geo-park.com

1 Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru Government approval

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GeoPark can be visited online at www.geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected cost, IRR and payback of the new Llanos 34 wells. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: July 7, 2016